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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                                _______________

                              AMENDMENT NO. 2 TO

                                SCHEDULE 13E-3
                             TRANSACTION STATEMENT

          Under Section 13(e) of the Securities Exchange Act of 1934

                       PHYAMERICA PHYSICIAN GROUP, INC.
                             (Name of the Issuer)

                               Scott Group, Inc.
                      PhyAmerica Acquisition Corporation
                       PhyAmerica Physician Group, Inc.
                             Steven M. Scott, M.D.
                      (Name of Persons Filing Statement)

                   Common Stock, Par Value, $0.01 per share
                        (Title of Class of Securities)

                                   71940A101
                     (CUSIP Number of Class of Securities)

                             STEVEN M. SCOTT, M.D.
                       PHYAMERICA PHYSICIAN GROUP, INC.
                             2828 CROASDAILE DRIVE
                         DURHAM, NORTH CAROLINA 27705
                                (919) 383-0355

                                WITH COPIES TO:

                             JAMES H. CLARKE, ESQ.
                            MOORE & VAN ALLEN, PLLC
                       2200 WEST MAIN STREET, SUITE 800
                      DURHAM, NORTH CAROLINA  27705-4658
                                (919) 286-8000

 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement.)

This statement is filed in connection and with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [_] The filing of a registration statement under the Securities Act of 1933.

c.   [_]  A tender offer.

d.   [_]  None of the above.

Check the following box if the soliciting materials are preliminary copies. [X]
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                           CALCULATION OF FILING FEE


TRANSACTION VALUE*                                          AMOUNT OF FILING FEE
$6,554,248                                                             $1,320.00

     *For purposes of calculating the fee only. Assumes the purchase of 43,694,987 shares of common stock, par value $0.01 per share, of PhyAmerica Physician Group, Inc., at $0.15 per share, and no payment for any outstanding options to purchase common stock of PhyAmerica Physician Group, Inc., because the exercise price for each such currently outstanding option is greater than $0.15.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
(1)  Amount previously paid: $1,320.00
(2)  Form or Registration No.: Preliminary Proxy Statement on Schedule 14A
(3)  Filing party:  PhyAmerica Physician Group, Inc.
(4)  Date filed:  October 24, 2001


     This Amendment No. 2 to Schedule 13E-3 Transaction Statement (the "Statement") is being filed in connection with the filing by PhyAmerica Physician Group, Inc. (the "Company") with the Securities and Exchange Commission (the "Commission") on January 22, 2002 of Amendment No. 2 to a Preliminary Proxy Statement on Schedule 14A (the "Proxy Statement") in connection with a special meeting of the stockholders of the Company. At such meeting, the stockholders of the Company will vote upon the adoption of an Agreement of Merger, and related Plan of Merger dated as of October 15, 2001 (the "Merger Agreement"), by and among the Company, Scott Group, Inc., a North Carolina corporation ("Scott Group"), and PhyAmerica Acquisition Corporation, a North Carolina corporation ("Acquisition"), pursuant to which Acquisition, a wholly-owned subsidiary of Scott Group, will be merged with and into the Company, which will ultimately result in the Company being wholly-owned by Scott Group.

     A copy of the Merger Agreement is attached as Appendix A to the Preliminary Proxy Statement. All references in this Schedule 13E-3 to Items 1001 through 1016 are references to Items contained in Regulation M-A under the Securities Exchange Act of 1934, as amended.

     The information in the Proxy Statement, including all Appendices thereto, is expressly incorporated by reference into this Schedule 13E-3 in its entirety, and the responses to each Item are qualified in their entirety by the provisions of the Proxy Statement. The Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this statement shall have the meanings given to them in the Proxy Statement.

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Item 1.  Summary Term Sheet.

ITEM 1001

     The information contained in the section of the Proxy Statement entitled "Questions and Answers About the Merger Proposal" is incorporated herein by reference.

Item 2.  Subject Company Information.

ITEM 1002

     (a)      PhyAmerica Physician Group, Inc.
              2828 Croasdaile Drive
              Durham, North Carolina 27705
              (919) 383-0355

     (b) Common stock, $0.01 par value, 43,694,987 shares issued and outstanding as of October 22, 2001.

     (c)-(d) The information contained in the section of the Proxy Statement entitled "MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS" is incorporated herein by reference.

     (e)      Not applicable.

     (f)      None

Item 3.  Identity and Background of Filing Person.

ITEM 1003

     (a), (b), (c) PhyAmerica Physician Group, Inc., (Subject Company) Steven M.
                   Scott, M.D., Chairman of the Board, President and Chief Executive Officer
                   Eugene F. Dauchert, Jr., Secretary, Executive Vice President and General Counsel
                   Stanley K. Haines, Executive Vice President and Chief Financial Officer
                   Bertram E. Walls, Jr., Director
                   Ernest Bacon, Director
                   Edward L. Suggs, Jr., President and Chief Executive Officer, Healthcare Business Resources, Inc.
                   Sherman M. Podolsky, M.D., President, PhyAmerica Physician Services of South Florida, Inc.
                   Marc V. Weiner, Executive Vice President and Chief Operating Officer of PhyAmerica Physician Services, Inc.
                   2828 Croasdaile Drive
                   Durham, North Carolina 27705
                   (919) 383-0355

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                    Scott Group Inc., a North Carolina corporation
                    Steven M. Scott, M.D., Director, President, Treasurer Drew A. Joyce, Secretary
                    2828 Croasdaile Drive
                    Durham, North Carolina 27705
                    (919) 383-0355

                    PhyAmerica Acquisition Corporation, a North Carolina corporation
                    Steven M. Scott, M.D., Director, President, Treasurer Drew A. Joyce, Secretary
                    2828 Croasdaile Drive
                    Durham, North Carolina 27705
                    (919) 383-0355

                    Steven M. Scott, M.D.
                    2828 Croasdaile Drive
                    Durham, North Carolina  27705
                    (919) 383-0355

     Neither the Filing Persons nor the respective officers, directors, or persons controlling the Filing Persons, as applicable, have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4.  Terms of the Transaction.

ITEM 1004

     (a)(1)  Not applicable.

     (a)(2) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

             SUMMARY - What Am I Being Asked to Vote Upon?

             SUMMARY - What Will Happen to My Common Stock in The Merger?

             SUMMARY - What Will Happen to My Stock Options?

             SUMMARY - Why is The Board of Directors Recommending That I Vote in Favor of the Merger Agreement?

             SUMMARY - What Vote is Required to Adopt And Approve The Merger Agreement?

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          SUMMARY - What Are the Consequences of The Merger to Present Members
     of Management and The Board of Directors?

          SUMMARY - What Are The U.S. Federal Income Tax Consequences of The Merger?

          GENERAL INFORMATION ABOUT THE SPECIAL MEETING - Record Date, Outstanding Voting Securities and Voting Rights.


          SPECIAL FACTORS - Purposes and Reasons of the Scott Parties for the Merger

          SPECIAL FACTORS - Purposes and Reasons of the Company for the Merger and Structure of the Merger

          SPECIAL FACTORS - Certain Effects of the Merger

          THE MERGER - Accounting Treatment

          THE MERGER - Conversion of Securities

          THE MERGER - Termination of the Company Stock Options

          THE MERGER - Material Federal Income Tax Consequences

     (c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

          SUMMARY - What Will Happen to My Common Stock in The Merger?

          SUMMARY - What Are The Consequences of The Merger to Present Members of Management and The Board of Directors?

          SPECIAL FACTORS - Certain Effects of the Merger

          THE MERGER - Conversion of Securities

     (d) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

          SUMMARY - What Rights Do I Have If I Oppose The Proposed Merger?

          RIGHTS OF STOCKHOLDERS EXERCISING THEIR APPRAISAL RIGHTS

          Appendix C to the Proxy Statement

     (e) No provision has been made by any Filing Persons in connection with the transaction to grant unaffiliated security holders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

     (f)  Not applicable.

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Item 5.   Past Contacts, Transactions, Negotiations and Agreements.

ITEM 1005

     (a) The information set forth in the following sections of the Proxy Statement is incorporated herein by reference:

          SPECIAL FACTORS - Interest of Certain Persons in the Merger

          THE MERGER - Other Agreements and Transactions with Dr. Scott and his Affiliates

     (b), (c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

          THE MERGER - Other Agreements and Transactions with Dr. Scott and his Affiliates

          SPECIAL FACTORS - Background of The Merger

     (e) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

          SUMMARY - What Will Happen to My Common Stock in The Merger?

          GENERAL INFORMATION ABOUT THE SPECIAL MEETING - Security Ownership of Management

          Appendix A to the Proxy Statement

Item 6.   Purposes of the Transaction and Plans or Proposals

ITEM 1006

     (b), (c)(1)--(c)(8) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

          SUMMARY - Who Are The Parties to The Merger Agreement?

          SUMMARY - What Are The Consequences of The Merger To Present Members of Management And The Board of Directors?

          SPECIAL FACTORS - Background of the Merger

          SPECIAL FACTORS - Certain Effects of the Merger

          THE MERGER - Source of Funds for the Merger

          Appendix A to the Proxy Statement.

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Item 7.   Purpose(s), Alternatives, Reasons and Effects.

ITEM 1013

     (a) - (c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

          SUMMARY - Why Is The Board of Directors Recommending That I Vote in Favor of The Merger?

          SUMMARY - Did The Special Committee Receive Any Offers From Others To Acquire PhyAmerica At Prices Higher Than $0.15 Per Share?

          SPECIAL FACTORS - Background of the Merger

          SPECIAL FACTORS - The Special Committee's and The Board's
     Recommendation

          SPECIAL FACTORS - Opinion of Special Committee's Financial Advisors


          SPECIAL FACTORS - Position of the Scott Group, Dr. Scott, and Acquisition Company as to Fairness of the Merger.

          SPECIAL FACTORS - Purposes and Reasons of the Scott Group for the
     Merger

          SPECIAL FACTORS - Purposes and Reasons of the Company for the Merger and Structure of the Merger

     (d) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

          SUMMARY - What Will Happen To My Common Stock In The Merger?

          SUMMARY - What Will Happen To My Stock Options?

          SUMMARY - What Are The Consequences Of The Merger To Present Members Of Management And The Board Of Directors?

          SUMMARY - What Will Happen To The Market For The Common Stock After The Merger?

          SUMMARY - What Are The U.S. Federal Income Tax Consequences Of The Merger?

          SUMMARY - What Rights Do I Have If I Oppose The Proposed Merger?

          SPECIAL FACTORS - Certain Effects Of The Merger

          THE MERGER - Material Federal Income Tax Consequences

          RIGHTS OF STOCKHOLDERS EXERCISING THEIR APPRAISAL RIGHTS

          THE MERGER - Conversion of Securities

          THE MERGER - Treatment of the Company Stock Options

Item 8.   Fairness of the Transaction.

ITEM 1014

     (a) - (e) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

          SUMMARY - Has The Board Of Directors Recommended The Merger?

          SUMMARY - Why Is The Board Of Directors Recommending That I Vote In Favor Of The Merger Agreement?

          SUMMARY - Why Was The Special Committee Formed?

          SUMMARY - Who Can Vote On The Merger Agreement?

          SUMMARY - What Vote Is Required To Adopt And Approve The Merger Agreement?

          SUMMARY - Has The Special Committee Concluded That The Company's Merger Is Fair To The Company's Unaffiliated Stockholders?

          SUMMARY - Has The Company's Board of Directors Determined That The Merger Is Fair To The Company's Unaffiliated Stockholders?

          SPECIAL FACTORS - Opinion of Special Committee's Financial Advisor

          SPECIAL FACTORS - The Special Committee's and The Board's Recommendations

          GENERAL INFORMATION ABOUT THE SPECIAL MEETING - Record Date, Outstanding Voting Securities and Voting Rights


          SPECIAL FACTORS - Position Of the Scott Group, Dr. Scott, and Acquisition Company As To Fairness Of The Merger

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     (f)  SPECIAL FACTORS - Background of the Proposal

          SUMMARY - Did The Special Committee Receive Any Offers From Others To Acquire PhyAmerica At Prices Higher Than $0.15 Per Share?

Item 9.   Reports, Opinions, Appraisals and Certain Negotiations.

ITEM 1015

     (a) - (c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

          SUMMARY - Why Was The Special Committee Formed?

          SUMMARY - How Was The Amount Of The Merger Price Determined?

          SPECIAL FACTOR - Background of the Proposal

          SPECIAL FACTORS - The Special Committee's and The Board's
     Recommendation

          SPECIAL FACTORS - Opinion of the Special Committee Financial Advisor

          Appendix B to the Proxy Statement.



Item 10.  Source and Amounts of Funds or Other Consideration.

ITEM 1007

     (a), (b), (d) The information contained in the section of the Proxy Statement entitled "THE MERGER - Source of Funds for the Merger" is incorporated herein by reference.

     (c) The information contained in those sections of the Proxy Statement entitled "THE MERGER - Expenses of the Transaction" and "THE MERGER - Expenses" is incorporated herein by reference.

Item 11.  Interest in Securities of the Subject Company.


ITEM 1008

     (a) The information contained in the section of the Proxy Statement entitled "GENERAL INFORMATION ABOUT THE SPECIAL MEETING - Security Ownership Of Certain Beneficial Owners" and "GENERAL INFORMATION ABOUT THE SPECIAL MEETING - Security Ownership of Management" is incorporated herein by reference.

     (b)  None.

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Item 12.       The Solicitation or Recommendation.

ITEM 1012

     (d), (e) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

               SUMMARY - Has The Board Of Directors Recommended The Merger?

               SUMMARY - What Vote Is Required To Adopt And Approve The Merger Agreement?

               SUMMARY - Why Is The Board Of Directors Recommending That I Vote In Favor Of The Merger Agreement?

               GENERAL INFORMATION ABOUT THE SPECIAL MEETING - Record Date, Outstanding Voting Securities and Voting Rights

               SPECIAL FACTORS - The Special Committee's and the Board's Recommendation

               SPECIAL FACTORS - Position Of The Scott Group, Dr. Scott, and Acquisition Company As To The Fairness Of The Merger

Item 13.       Financial Statements.

ITEM 1010

     (a) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

               FINANCIAL STATEMENTS

               SELECTED FINANCIAL DATA

     (b)       Not applicable.

Item 14.       Persons/Assets, Retained, Employed, Compensated or Used.

ITEM 1009

     (a) -- (b) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

               THE MERGER - Expenses of the Transaction

          GENERAL INFORMATION ABOUT THE SPECIAL MEETING - Solicitation, Voting and Revocation of Proxies

Item 15.  Additional Information.

ITEM 1011

     The entirety of the Proxy Statement, including the Financial Statements and Appendices attached thereto, is incorporated herein by reference.

Item 16.  Exhibits.

          (a) Preliminary Proxy Statement (including a Letter to Shareholders, Notice of Special Meeting of Shareholders, and Form of Proxy) as filed on January 22, 2002.


          (b)     None.

          (c)(1) Opinion of Duff & Phelps, LLC dated October 15, 2001 (included as Appendix B to the Preliminary Proxy Statement, which is filed herewith as Exhibit (a)).

          (c)(2) Report of Duff & Phelps, LLC to the Special Committee of the Board of Directors of PhyAmerica Physician Group, Inc. dated September 2001.

          (c)(3) Report of Lawrence A. Hamermesh to the Special Committee of the Board of Directors of PhyAmerica Physician Group, Inc., dated September 13, 2001.

          (d) Agreement of Merger and related Plan of Merger by and among the Company, the Scott Group and Acquisition, dated October 15, 2001 (included as Appendix A to the Preliminary Proxy Statement, which is filed herewith as Exhibit (a)).

          (e) Section 262 of the Delaware General Corporation Law (included as Appendix C to the Preliminary Proxy Statement, which is filed herewith as Exhibit (a)).

          (f)     None.

          (g)     None.

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                                  SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2002


                                    PhyAmerica Physician Group, Inc.

                                    By: /s/ STEVEN M. SCOTT
                                        ----------------------------------------
                                    Name:  Steven M. Scott, M.D.
                                    Its:  PRESIDENT AND CHIEF EXECUTIVE OFFICER


                                    Scott Group, Inc.

                                    By: /s/ STEVEN M. SCOTT
                                        ----------------------------------------
                                    Name:  Steven M. Scott, M.D.
                                    Its:  PRESIDENT


                                    PhyAmerica Acquisition Corporation

                                    By: /s/ STEVEN M. SCOTT
                                        ----------------------------------------
                                    Name:  Steven M. Scott, M.D.
                                    Its:  PRESIDENT



                                    /s/ STEVEN M. SCOTT
                                    --------------------------------------------
                                    Steven M. Scott, M.D.

                               INDEX TO EXHIBITS


Exhibit
Number              Description
------              -----------

  (a) Preliminary Proxy Statement (including a Letter to Stockholders, Notice of Special Meeting of Stockholders, and Form of Proxy) as filed on January 22, 2002.


  (b)          None.

  (c)(1) Opinion of Duff & Phelps, LLC dated October 15, 2001 (included as Appendix B to the Preliminary Proxy Statement, which is filed herewith as Exhibit (a)).

* (c)(2) Report of Duff & Phelps, LLC to the Special Committee of the Board of Directors of PhyAmerica Physician Group, Inc., dated September 2001.

* (c)(3) Report of Lawrence A. Hamermesh to the Special Committee of the Board of Directors of PhyAmerica Physician Group, Inc., dated September 13, 2001.

  (d) Agreement of Merger and related Plan of Merger by and among the Company, the Scott Group and Acquisition, dated October 15, 2001 (included as Appendix A to the Preliminary Proxy Statement, which is filed herewith as Exhibit (a)).

  (e) Section 262 of the Delaware General Corporation Law (included as Appendix C to the Preliminary Proxy Statement, which is filed herewith as Exhibit (a)).

* Previously filed with Amendment No.1 to the Schedule 13E-3 dated December 7, 2001.